Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

November 4, 2010

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") of
Sun Life Assurance Company of Canada (U.S.) ("Depositor" or “Sun Life”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4
(the "Registration Statement")
File Nos. 811-05846 & 333-168710

Commissioners:

The above-captioned Registration Statement was filed with the Securities and Exchange Commission ("SEC") on August 10, 2010, for the purpose of registering an indefinite number of flexible payment deferred annuity contracts (the "Contracts") to be used in connection with retirement and deferred compensation plans. Pre-Effective Amendment No. 1 to the Registration Statement was filed on October 22, 2010, to respond to SEC Staff comments on the Registration Statement.

The purpose of this correspondence is to respond to follow-up comments on Pre-Effective Amendment No. 1 made by the SEC Staff in a telephone conversation on November 2, 2010.  The comments pertain to changes in the prospectus disclosure describing (1) the free withdrawal amount allowed under the Contracts and (2) the transfer charge assessed to discourage short-term trading under the Contracts.

Regarding disclosure of the free withdrawal amount, the Staff recommended that Registrant either (1) rewrite the description of the amount of free withdrawal permitted after the first Account Year or (2) provide, in the appendix, an example of the free withdrawal amount based on 15% of Purchase Payments rather than Contract earnings.  The Staff stressed that an example should consider the effect of multiple Purchase Payments and multiple withdrawals.  Registrant proposes to respond by adding a new appendix to the prospectus that provides an example of how the free withdrawal amount is calculated.  The example will show the calculation of the free withdrawal amount based on the amount of Contract earnings, as well as the calculation of the free withdrawal amount available when 15% of all Purchase Payments made during the last seven years exceeds Contract earnings.

Regarding the transfer fee for short-term trading, the Staff asked Registrant either to (1) confirm that the fee charged on transfers to discourage frequent trading, when combined with the fee imposed on permitted transfers, will never exceed the amount of the transfer fee shown in the fee table, or (2) revise the fee table to reflect the fee charged to discourage frequent trading.  Registrant has added language under “Short-Term Trading” confirming that the combined transfer fee will never exceed $15 per transfer.

For the convenience of the Staff, Registrant has attached copies of the prospectus disclosure specifically addressing each of the two comments.

Registrant respectfully requests that, if the Staff deems the revised disclosure responsive to the comments, the Registration Statement be declared effective without further amendment on the condition that the revisions shown in the attached pages will be made in the definitive prospectus filed pursuant to Rule 497 under the Securities Act of 1933.  Registrant also asks that the acceleration request made in the transmittal letter that accompanied Pre-Effective Amendment No. 1 be honored so that Registrant may make an oral request for acceleration as soon as reasonable practicable.

Please direct all questions and comments to the undersigned at (781) 263-6402, or to Patrice M. Pitts, Esquire, of Sutherland Asbill & Brennan at (202) 383-0548.

Respectfully yours,

/s/Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Steven Roth, Esquire
Patrice M. Pitts, Esquire
Rebecca A. Marquigny, Esquire

Short-Term Trading

The Company has policies and procedures to limit the number and frequency of transfers of Account Value. The Company also reserves the right to charge a fee for transfers to discourage frequent trading. In no event will the total charge assessed in connection with a transfer, that includes this fee as well as any charge that we may assess on a permitted transfer of Account Value among Sub-Accounts (see “Permitted Transfers,” above), exceed the maximum fee per transfer presented in the table of “Fees and Expenses” in this Prospectus.

APPENDIX C -
CALCULATION OF FREE WITHDRAWAL AMOUNT

For the first Account Year, the free withdrawal amount is equal to 15% of the amount of all Purchase Payments made. For all other Account Years, the free withdrawal amount is equal to the greater of:

#1 - Contract earnings minus all withdrawals previously taken that were not subject to withdrawal charges, or

#2 - 15% of the amount of all Purchase Payments made in the last seven Account Years (including the current Account Year), minus all withdrawals taken during the current Account Year that were not subject to withdrawal charges.

For the below example, assume an initial Purchase Payment of $100,000 is made on the Issue Date.

Account Year	Purchase Payments	Hypothetical Account Value before Withdrawal	Contract Earnings (#1 Above)	15% of Purchase Payments (#2 Above)	Free Amount before Withdrawal	Amount of Withdrawals	Remaining Free Withdrawal Amount After Withdrawal	Hypothetical Account Value after Withdrawal
1	$ 100,000	$ 101,000	$ 1,000	$ 15,000	$ 15,000	$ 0	$ 15,000	$ 101,000
2	$ 0	$ 101,000	$ 1,000	$ 15,000	$ 15,000	$ 0	$ 15,000	$ 101,000
3	$ 0	$ 109,000	$ 9,000	$ 15,000	$ 15,000	$ 0	$ 15,000	$ 109,000
(a) 4	$ 0	$ 117,000	$ 17,000	$ 15,000	$ 17,000	$ 17,000	$ 0	$ 100,000
(b) 4	$ 40,000	$ 141,000	$ 1,000	$ 4,000	$ 4,000	$ 0	$ 4,000	$ 141,000
5	$ 0	$ 142,000	$ 2,000	$ 21,000	$ 21,000	$ 0	$ 21,000	$ 142,000
6	$ 0	$ 135,000	$ 0	$ 21,000	$ 21,000	$ 0	$ 21,000	$ 135,000
7	$ 0	$ 140,000	$ 0	$ 21,000	$ 21,000	$ 0	$ 21,000	$ 140,000
(c) 8	$ 0	$ 143,000	$ 3,000	$ 6,000	$ 6,000	$ 0	$ 6,000	$ 143,000
(d) 8	$ 20,000	$ 165,000	$ 5,000	$ 9,000	$ 9,000	$ 0	$ 9,000	$ 165,000
(e) 8	$ 0	$ 159,000	$ 0	$ 9,000	$ 9,000	$ 9,000	$ 0	$ 150,000

(a) In Account Year 4, a request for the entire free withdrawal amount is made. The Contract earnings of $17,000 are greater than 15% of all Purchase Payments made in the last seven Account Years (15% x $100,000 = $15,000) and as such $17,000 is withdrawn from the Account.

(b) Later in Account Year 4, an additional Purchase Payment of $40,000 is made and the free withdrawal amount is immediately recalculated. Because 15% of all Purchase Payments made in the last seven Account Years (15% of $140,000) exceeds Contract earnings in Account Year 4 ($1,000), the new free withdrawal amount is $4,000 ([0.15% x $140,000] - $17,000).

(c) In Account Year 8, the free withdrawal amount is $6,000 which represents 15% of Purchase Payments made in the last seven Account Years, (Purchase Payments made in the last seven Account Years would include the $40,000 in Account Year 4, but would not include the $100,000 initial Purchase Payment). The $6,000 is greater than the Contract earnings of $3,000.

(d) Later in Account Year 8, an additional Purchase Payment of $20,000 is made and the free withdrawal amount is immediately recalculated. The new free withdrawal amount is $9,000 ([0.15% x $40,000] + $20,000), which exceeds Contract earnings in Account Year 8 ($5,000).

(e) Subsequently, in Account Year 8, a withdrawal of $9,000 is taken which reduces the free withdrawal amount to $0.